Exhibit 99.2

PYPO CHINA HOLDINGS LIMITED S.3/F CHANG'AN XINGRONG CENTER NO. 1 NAOSHIKOU ST. XICHENG DIST., BEIJING 100031 CHINA	VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M18157-4552155                                 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.                                                 DETACH AND RETURN THIS PORTION ONLY

PYPO CHINA HOLDINGS LIMITED

The Board of Directors recommends you vote FOR the following proposal(s):
				For	Against
1. THAT the name of the Company be changed from Pypo China Holdings Limited to Funtalk China Holdings Limited.

2. THAT clause 1 of the Company's Memorandum of Association be deleted in its entirety and replaced with the following: "1. The name of the Company is Funtalk China Holdings Limited."

3     THAT the definition of "Company" in clause 1 of the company's Articles of Association be deleted in its entirety and replaced with the following:
        "Company"
“Funtalk China Holdings Limited, a Cayman Island exempted company limited by shares."

IMPORTANT NOTE:  IF YOU WISH TO VOTE FOR THE SPECIAL RESOLUTION, TICK THE BOXES MARKED "FOR." IF YOU WISH TO VOTE AGAINST THE SPECIAL RESOLUTION, TICK THE BOXES MARKED "AGAINST." Failure to tick the appropriate boxes will entitle your proxy to cast your vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than that referred to in the Notice convening the EGM or abstain.

This proxy must be signed by you or your attorney authorised in writing or, in the case of a corporation, under its common seal or under the hand of an officer, attorney or other person duly authorised.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Proxy Materials are available at www.proxyvote.com.

M18158-552155

PYPO CHINA HOLDINGS LIMITED
(INCORPORATED IN THE CAYMAN ISLANDS WITH LIMITED LIABILITY)
PROXY FOR THE EXTRAORDINARY GENERAL
MEETING ON NOVEMBER 26, 2009
(OR AT ANY ADJOURNMENT THEREOF)

For use at the Extraordinary General Meeting (or at any adjournment thereof) ("EGM") of the holders of ordinary shares of US$0.001 each in the capital of Pypo China Holdings Limited (the "Company") I/We1 {_____} of {_____} being registered holder(s) of2 {______} ordinary shares of US$0.001 each in the capital of the Company HEREBY APPOINT the Chairman of the EGM or3 {________} of {_______} as my/our proxy to attend and act for me/us and on my/our behalf at the EGM of the holders of ordinary shares of US$0.001 each in the capital of the Company (or at any adjournment thereof) to be held at South 3/F, Chang'An XingRong Center, No. 1 NaoShiKou Street, Xicheng District, Beijing, China on Thursday, November 26, 2009, at 1:00 pm, Beijing Time, for the purpose of considering and, if thought fit, passing the Special Resolutions set out in the Notice dated October 29, 2009 convening the EGM and at such EGM to vote for me/us and in my/our name(s) in respect of the Special Resolutions as thereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Notes:

1.    Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.    Please insert the number of ordinary shares of US$0.001 each in the capital of the Company registered in your name(s) and to which this proxy relates.  If no number is inserted, this form of proxy will be deemed to relate to all of such ordinary shares in the capital of the Company registered in your name(s).

3.    If any proxy other than the Chairman of the EGM is preferred, please strike out the words "the Chairman of the EGM or" and insert the name and address of the proxy desired in the space provided.  You are entitled to appoint one or more proxies to attend and vote in your stead.  Your proxy need not be a member of the Company, but must attend the EGM in person to represent you.  ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.    In order to be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be lodged with the Company at Broadridge, 51 Mercedes Way, Edgewood, NY  11717 not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof.  Completion and return of the proxy form will not preclude you from attending the EGM and voting in person if you so wish.  In the event that you attend the EGM after having lodged a proxy form, the form of proxy will be deemed to have been revoked.

5.    In the case of joint holders of an ordinary share in the Company, any one of such joint holders may vote at the EGM, either personally or by proxy, in respect of such ordinary share as if he/she were solely entitled thereto; but if more than one of such joint holders are present at the EGM, personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members of the Company in respect of the relevant joint holding.

Continued and to be signed on reverse side